Mail Stop 4561

December 31, 2007

Via U.S. Mail and Facsimile 864.239.5824

Mr. Stephen B. Waters
Vice President, NPI Equity Investments, Inc.
National Property Investors 4
55 Beattie Place
PO Box 1089
Greenville, SC 29602

> **Re: National Property Investors 4**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **File No. 000-10412**

Dear Mr. Waters:

We have reviewed your response letter dated December 20, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

General

1.   We note your response to our prior comment one from our letter dated November 26, 2007, wherein you have agreed to disclose in future filings that the managing general partner does not have the ability to advance funds to the Partnership and that such funds have been and are expected to be provided to the Partnership by AIMCO Properties, L.P. Please supplementally provide us with a draft of your proposed disclosure to be included in all future periodic reports including reports on Forms 10-QSB.

2.   We note that you have agreed to provide the audited balance sheet of the managing general partner in future Forms 10-KSB beginning with your Form 10-KSB for the year ended December 31, 2007. Please note that the audited balance sheet of the general partner should continue to be presented as long as there is a commitment, intent or implication to fund cash flow deficits or furnish other direct or indirect financial assistance by the general partner. We do not object to your providing the audited balance sheet of the general partner in future filings on Form 10-KSB.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3498 if you have questions regarding the comments on the financial statements and related matters.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant